SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: July 29, 2005
By: /s/ Nancy C. Gardner

REUTERS GROUP PLC

INTERIM RESULTS

TUESDAY, 26 JULY 2005

REUTERS GROUP PLC

INTERIM RESULTS

Tuesday, 26 July 2005

        Miriam McKay: Welcome to Reuters. It is my pleasure to introduce David Grigson, our Finance Director, who is going to take you through our Interim results. Then Tom Glocer, our CEO, who will update you on Reuters Beyond Fast Forward.

        Before we start, I would like to remind you that there are comments that we will make today which include forward-looking statements, and that the risk factors section of our Annual Report and also the press release that we put out today describe certain important factors which could cause our actual results to differ materially from those in our forward-looking statements today. You can get copies of these documents from our Corporate Communication Offices in London and New York, and with that over to you, David.

        David Grigson: Thank you, Miriam. Good morning everyone and welcome to our new offices.

Interim results – financial highlights

        I shall skip over the definitions of our non-GAAP measures and specific accounting policies, all of which have been updated to reflect our move to IFRS and which are spelled out in the first couple of pages in your booklet, and I shall move straight into the presentation.

Reuters Group results

        I shall start by covering the financial headlines and Group results, before going on to talk about Reuters revenue and profits, including the performance of the divisions, and then I shall finish with guidance for the second half.

Reuters headlines

        Let us start with the headlines. Our first half results show that we have delivered, and are on track to deliver, some important milestones:

o 2nd quarter recurring revenue was up 0.4% on an underlying basis and this was the first quarter of positive underlying recurring revenues since Q3 2001.

o Sales have been positive every month so far this year, providing support for our second half recurring revenue guidance.

o Fast Forward remains ahead of plan with £53 million of incremental savings delivered in the first half, bringing us closer to our £440 million savings target for next year.

o EPS, before impairments and amortisation of intangibles, fair value movements and disposal profits was up 10% to 6.7p.

All in all, a solid set of results from which to embark on the next phase of our plans to return Reuters to profitable growth.

Reuters Group – financial performance

        Our financial results reported under IFRS for the first time. Before looking at the numbers, let me first point out that the comparatives for 2004 you see on this slide differ slightly from those that we showed you back in March, now that Bridge Trading is classified as a discontinued operation. Our actual results this half also include a month’s contribution from Telerate where the integration effort is going very much according to plan.

        I shall come to the drivers of revenue in a minute, so looking first at IFRS operating profit from our “continuing operations”: what we used to call “core Reuters”. This was up 16% to £110 million and this is after taking a restructuring charge of £41 million – all but £1 million of which relates to the various strands of Fast Forward. The £1 million relates to Telerate where we have taken rapid action to start integrating this business.

        Moving down the P&L, you see a significant year-on-year movement in Profits on Disposal. Last year we benefited from the sale of our majority stake in TIBCO as well as the sale of ORT, Tower Group and our stake in GL Trade among others. This year’s profit from disposals is £38 million, with the majority (£34 million) coming from the sale of the remainder of our TIBCO investment.

        You also see a small positive contribution on the associates and joint ventures line. After recent disposals, this profit almost entirely relates to Factiva where revenue was up 7% in the first half. The tax rate that applies to Reuters profits on a pre-amortisation, pre-disposals basis is 22%, in line with previous years. The profit contribution from discontinued operations, which are Radianz and Instinet, and Instinet now includes Bridge Trading, was £14 million with Instinet reporting a profit of £19 million offset by small losses on the disposals of Radianz and Bridge Trading. Combining continued with discontinued, this delivers a profit for Reuters Group for the period of £133 million.

Reuters – movement in cash flow

        Free cash flow for Reuters was £8 million in the first half compared to £137 million last year. You can see from the slide that there are four main reasons for the year-on-year swing.

        First, capex is £31 million higher than last year due to £20 million of expenditure on this building and £9 million additional spend to improve service resilience in our data centres. Secondly, we incurred £71 million of cash restructuring costs, £22 million more than last year. Thirdly, last year benefited from nearly £50 million of property and asset sales which were one-offs in that year and, fourthly, the usual adverse seasonal movement in working capital is greater this year because performance-based bonuses paid in the first half of 2005 in respect of 2004 performance were higher than those paid a year ago.

        The main movements below free cash flow, other than dividends and the net cash inflows from acquisitions and disposals, are a £69 million one-off transitional adjustment that is necessary to restate our opening debt number to reflect the separation of debt from related derivatives as required under IAS 39, and £54 million of other movements that relate to the repayment of an interim funding loan made to Telerate when we announced the acquisition that was repaid on completion and other translation differences.

Reuters Group – trading performance

        Moving on to slide 8, where we start to look in a little more detail at Reuters trading performance. Overall for the first half, revenue was down 1% on an underlying basis with the largest element of this, recurring revenue, flat year-on-year although up slightly in Q2 as I have already said. I shall cover the key drivers of recurring revenue on my next slide.

        We showed good growth in Transactions, or usage revenue, up 9% on an underlying basis, as Reuters spot and forward trading systems continued to perform strongly in foreign exchange markets, while revenues from reuters.com also performed well.

        Outright revenue was down year-on-year for three specific reasons. About half of this is explained by the withdrawal from bespoke infrastructure development as part of the Fast Forward programme. We also had fewer new large RMDS installations this year and our Risk business, which showed a seasonal bias towards the second half last year, looks to be even more second half loaded this year. The pipeline for our Risk products is looking healthy as we have had some good sales in recent months.

        Our Trading Profit was £161 million, representing a 14% margin, compared to £171 million and a 15% margin in 2004. The fall can be almost entirely attributed to an additional £10 million of charges in 2005 compared to 2004, related to the adoption of IFRS – mainly share-based payments. Without this accounting-driven change, our first-half trading profit and margin would have been almost exactly the same as in the first half last year. I will return to the trading profit when we talk through the performance of our four divisions.

Trend in Reuters net sales & recurring revenue

        And now a familiar slide which, for the first time since Q3 2001, shows recurring revenue in growth territory in Q2 2005 driven, of course, by the improving trend in net sales which have been positive in every month so far this year. The quarter on quarter trend in net sales follows that seen in previous years, whereby Q2 is typically a little muted after a strong Q1.

        The table in your booklet below the slide shows a geographic split of performance. We are particularly pleased to see the Americas up 3% year-on-year, as this is the region where our market share is lowest and where we see room for further growth. Asia, too, is performing strongly and Europe, while still negative in the first half, is showing signs of improvement, including seeing positive sales in the second quarter for the first time in four years.

Reuters – trends in accesses and average revenue per access

        This slide shows how our desktop accesses have moved over the year. There is a good story to tell here too, even before including the 30,000 positions acquired with Telerate. Excluding Telerate, we had 327,000 accesses at the end of June – the first time since 2001 that we are able to report a stable number both on a year-on-year basis and against the previous quarter.

        Of the total accesses, 116,000 are in the Xtra family, up 7% since December 2004. The slide also shows a reduction of 11,000 legacy products in the first half. Approximately 80% of these have migrated across to Trader or up to Xtra, resulting in higher overall revenue retention. We estimate that the revenue lost to Reuters from migration from legacy products to new products in the first half was about £4 million.

        Total ARPA has stabilised, continuing the improving trend we have seen over the last 12 months. However, when looking at ARPA trends, it is also worth remembering that desktop accesses now only account for 52% of our total revenues.

Reuters – operating cost movements

        Moving on to costs, this slide shows that operating costs have fallen by some £35 million, half to half. The biggest contributor to this reduction is the £53 million of Fast Forward savings. Over 60% of these are staff-related and our annualised saving from Fast Forward now stands at £287 million since the start of the programme.

        The next bar on the slide shows the impact of exchange rate movements on costs, which have had a £14 million positive effect this half.

        Operational gearing shows the impact on our costs of lower amounts of exchange fees and other revenue recoveries. I will skip over the other movements as these are detailed in the note in your booklet.

        The first red bar of £29 million shows the impact that underlying inflation has had on our cost base in the first six months. We estimate that inflation is currently averaging a little less than 3% per annum in our business.

        The final red bar on the slide shows an increase in costs of £10 million, reflecting the impact of investments offset by other cost efficiencies. Areas of spend include launching next generation transactional capabilities (Reuters Trader for Fixed Income and Reuters Trader for Foreign Exchange were both launched in the first half of 2005). We have prudently been scaling up our media offering to reach new audiences and further increasing the breadth and depth of our content. During the first half, investment has also been directed to enhancing service, particularly the operational resilience of our data centres and with overall customer satisfaction showing further improvement in the first half, the investment we are making service are clearly paying off. Looking ahead, we expect this bar to be roughly double this amount over the full year.

        As Tom will explain, we also expect to see extra investment relating to our post Fast Forward growth and transformation plans incurred in the second half of this year. Let me just use this opportunity to say that in future all restructuring costs not related to the Fast Forward programme, or to post-acquisition integration programmes such as the one we have embarked on with Telerate, will be taken as a trading cost and therefore be a deduction to both trading profit and to trading margin.

Reuters – half year 2005 performance by division

        Turning now to divisional performance, I showed you the framework for this slide a couple of months ago at our Divisional Profitability presentation. It shows how our trading profit of £161 million and our IFRS Operating Profit of £110 million breaks down by division. On each of the slides that follow, I will focus on the year-on-year trading performance of each division.

Sales & Trading

        I will start with Sales & Trading, which makes up about 67% of our total revenue. Revenue of £764 million was down 2% on an underlying basis.

        The key areas of focus so far this year have been displacing competitors, migrating users of the 2000/3000 products and growing our Fixed Income and Foreign Exchange franchises, partly through the launch of RTFI and RTFX.

        3000 Xtra accesses grew by nearly 17,000 year-on-year, as a result of migrations and new wins, leading to an 18% underlying increase in revenue. As mentioned before, healthy foreign exchange markets, as well as good growth in the use of our equities Indications of Interest product, drove Transactions related revenue up by an underlying 8%.

        Trading profit was £124 million at a 16% margin, compared to £143 million and an 18% margin in 2004. The key drivers of the year-on-year movements were the revenue decline together with additional charges related to the effect of IFRS in 2005, as well as increases in operations costs following investments in service resilience and the build out of network capacity to cope with increasing data rates.

Research & Asset Management

        Revenue from Research and Asset Management, some 11% of the total, was £125 million, up 2% on an underlying basis.

        Reuters funds information subsidiary, Lipper, had an excellent first half, with underlying revenue growing 28%. This was supplemented in March by the acquisition of Hedgeworld and the TASS research database, two of the most highly respected assets in the hedge fund research industry.

        Revenue from the Reuters Knowledge family of products was slightly down this half, due to the non-repeat of some catch-up billing adjustments last year. This product’s success to date is best illustrated by the increase in its install base, which is up by almost 1000 positions from the end of last year and up by 27% from a year ago.

        Following its launch in the second half of 2004, Reuters Wealth Manager has continued to build its presence and has now sold 6,800 positions, a combination of new growth and migrations from legacy products such as Reuters Markets Monitor. Revenue from the Reuters Wealth Manager family of products was up 5% on an underlying basis n the first half.

        Research & Asset Management reported a trading loss of £11 million, down £8 million on 2004. Part of this is due to the removal of profits from Tower, Yankee and ORT, all sold in 2004. Elsewhere, higher costs were driven by targeted sales campaigns to stimulate future top line growth and investment to improve the performance of Wealth Manager.

Enterprise

        The Enterprise division, which represents 15% of the total, showed revenues of £176 million, a decline of 3% on an underlying basis. This marks a significant slowdown in the rate of decline when compared to recent periods. Real time datafeeds revenue grew at an underlying 2%, reversing the trend of recent periods as existing customers and demanding new users, such as hedge funds, increased their consumption of data. This balanced the reduction in size numbers caused by the migration of smaller customer to more lightweight, hosted solutions.

        Reuters Datascope, our key Enterprise Information product, continued to make rapid progress, growing its revenue 59%, assisted by an improving product offering and favourable market conditions in the US.

        First half trading profit in the Enterprise division rose 57% to £37 million, and delivered a 21% margin. Despite the revenue decline, significant savings were obtained by scaling back the Solutions Services groups following the decision to exit the bespoke solutions business as part of Fast Forward.

Media

        Media was our best performing division with revenue up an underlying 6% to £74 million. The core agency business remained strong, with TV-based usage revenue up 38% on an underlying basis, reflecting high interest in the major news events that occurred in the last six months. Meanwhile, as planned, revenue growth from advertising on the reuters.com family of websites largely offset the impact of rationalising online syndication products. The Media division trading margin rose to 15% with revenue growth assisted by strong continued control over costs.

2005 outlook

        Finally, I turn to the outlook for the remainder of 2005. In the second half of 2005, we expect underlying recurring revenue growth of between 1% and 2%, as the trends I have just outlined continue. Following a successful first half of Fast Forward savings, and with a full six months of benefit from our deal with BT to look forward to in the second half, we have raised our expectations for savings from the Fast Forward programme by £20 million this year. This will take the full savings delivered from Fast Forward to £360 million by the end of this year, consistent with the delivery of cost savings of £440 million in 2006. Tom will provide further guidance for 2005 in respect of our growth and transformation plans, so this is probably a good point to hand over to him.

REUTERS BEYOND FAST FORWARD

Tom Glocer

Chief Executive Officer

        I am very happy to be standing here today at the helm of a reinvigorated Reuters that has weathered one hell of a storm. Almost four years ago when I outlined my ambition to transform Reuters and bring it back to profitable growth, I could not foresee just how difficult a journey it might be. We are now reaching the end of the first phase of our journey. Fast Forward will complete as planned at the end of the year, and the second quarter was our first positive revenue quarter since 2001. This is a real achievement for us and very motivating for every Reuters employee, especially for me.

        Our core business is back on track to enter the 17-20% margin range, which I outlined in October 2001. It is time for us to move on. The strategic plan that we have developed with the enthusiastic support of our Board is evolutionary not revolutionary, but it is ambitious. It is exciting for our management team to deliver and it is within our capabilities.

Our plan for Reuters

        Earlier this year in our Annual Report, we put in place a simple framework to describe our plans for Reuters: Fix it. Strengthen it. Grow it. This resonated well with our employees and I would like to use it this morning to talk about where we are today and how we plan to take Reuters forward.

Fast Forward will deliver as planned

        The main aspect of “Fix it” has been the Fast Forward plan itself that was about securing Reuters core, making Reuters more competitive, less complex, more service driven and more efficient. By the time we complete the programme at the end of this year, we will have delivered against each of these objectives even though we know we can still do more. I shall flag the product line as one aspect of being more competitive. Those of you who remember the first versions of the 3000 series know what a long road we have travelled. There are now almost 100,000 units of 3000 Xtra in use, generating over $1 billion of revenue, and when we deliver version 5.0 a little later this year, we will take our performance up another notch.

        In hindsight, I believe that Fast Forward was really about saving our company. By the end of this year, this phase will be behind us and Reuters will have a core business that is attractive and is growing. Our next task is then to strengthen it.

Scope for growth in the core

        As we told you in the first quarter, we have traditionally defined our core market as the £6 billion market for financial information and related services, which covers about 75% of our revenues. We continue to find these markets attractive and see them expanding at their long-term rate of about 2-4%. Fast Forward has helped us to secure four key competitive advantages to drive for leadership in these markets.

        First, our segmented product line. We now have a well-defined range of products at a variety of price points, which opens up more of the market to us than to any of our competitors. Second, our unique ability to sell both desktops and datafeeds. Machine readable information and system-to-system communication are a complex business with high barriers to entry and high switching costs. We are the only established one-stop-shop operating in both desktops and datafeeds. Third, we have the global reach to support our customers worldwide, especially in their search for more distant trading partners, and we have the size to reap economies of scale. Fourth, we have the best editorial operation in the world, and we are busy building an equally strong data group in places like Bangalore.

        In 2006, once we have delivered our full £440 million of Fast Forward cost savings, we expect that our core margins will reach about 17%, even though IFRS has made it about one point harder to do so. Beyond 2006, we see the core business continuing to grow in line with the market. There are opportunities for growth in all four of our business divisions.

        Rather than go through each of the items on the slide behind me, let me just flag a couple for you. In our Sales and Trading Division, I mentioned we had a new version of Xtra coming out, and it has greatly improved search and content. We are hard at work, integrating the business that we acquired from Telerate, which is showing good signs.

        In the Enterprise Division, we are focused on growing our Reference Data and Risk franchises. Risk, which used to sell best to medium-sized banks, is starting to sell to some of our largest customers. We recently sold big systems to ING and to Calyon, among others, as banks now see the logic of not developing all of their risk applications in-house. It is initiatives like these that give us confidence that we can keep on growing our core business as fast as the market.

Opportunities for further transformation

        We also see opportunities for further transformation in the core. I would like to emphasise that these are not just about cost savings. We are talking about more fundamental changes to the way we run our business. This second round of transformation will make Reuters faster, more agile, more resilient and will ensure that our Information and Transaction systems are best in class. In short, they will provide a great platform for growth, while also delivering significant savings.

        First, our deal with BT is enabling us to streamline our network of data centres, as we move all of our products onto IP. Taking our data centres down from over 250 to about 10 globally will not only reduce cost but it will simplify our data distribution and, in turn, improve service quality. This initiative is closely linked with our ongoing significant investment in service resilience as the fewer data centres we operate, the fewer and more certain the back-ups can be.

        Second, we are undertaking a radical overhaul of our product development capability. Having put development under the control of the business divisions earlier in the year, we are now concentrating our development activities into fewer centres. By reducing the complexity of our product development process, we will shorten time-to-market and deliver better products. We will also continue progressively simplifying the number of networks and desktops that we provide.

        Third, we will continue to raise data quality by streamlining our content management processes, building on our world class facility in Bangalore and improving the timeliness and breadth of our data.

        Fourth, we will also focus on simplifying and modernising our customer admin in order to make Reuters easier to do business with.

        None of these initiatives are low-hanging fruit and each will take time to get right, so as not to compromise on service. By 2010, however, we expect them to generate additional annual savings of £150 million a year.

        However, I know that Reuters is capable of much more than this. We did not save this business just to grow revenues at 2% to 4%. We have thought long and hard about this and concluded that we could create more value for shareholders by being more ambitious. In some ways, I would have preferred to have delivered 2006 first, which would have given you a clean year and then moved on, but the potential is now. Our markets are changing very quickly and we need to take advantage of this as it is happening. There is a real opportunity here for us to differentiate ourselves from our competitors and to lead the industry in a new direction.

        As an organisation, we are also now ready for the challenges of delivering faster growth. Most decisively, as we went deeper into the strategy, we realised that the financial implications of this were really compelling for our shareholders. Simply put, we believe that, over time, additional investment in areas closely related to our core, will drive a real step-up in both revenue growth and earnings.

Core Plus

        The opportunities that we see are all directly adjacent to the core, such that I have termed them Core Plus.

Customer perspectives

        How did we go about strategy formulation? It was very simple: we listened to our customers. They told us about how our industry is changing. They see a world where trading in a whole slew of asset classes is moving from the phone to the screen, particularly in over-the-counter markets. According to Celent, some 70% of fixed income trading was phone-based in 2004; by 2007, the balance will have shifted and the majority of fixed income trading will be electronic.

        They see a world where research departments, particularly on the buy side, invest in new sources of insight to fuel their quest for alpha. The fall-out from the post-Spitzer restructuring of the research industry also contributes to this trend, with the buy-side seeking alternative sources of information on smaller companies, for example, as the sell-side retrenches.

        Our customers also see greater and greater need for machine-readable data and system-to-system trade execution, as more analytical and trading operations come to rely on machines more than human beings. Think, for example, about the growth that we have seen in algorithmic trading.

        Customers are eager to expand their business in emerging markets and they are seeking ways to reach new customers electronically.

        Finally, as plain vanilla asset classes commoditise and spreads begin to narrow, our customers continue to look for new asset classes to trade at higher margins.

Selection criteria

        With these trends in mind, we have set out to refresh our strategy and our process has been guided by three principles. First, the strategy should be sufficiently ambitious to engage and motivate our staff; second, it should be executable at reasonable risk, and third, the strategy should satisfy the financial criteria that you see on the slide behind me.

Four new opportunities

        We shall focus on four new opportunities to boost growth. The first is all about capturing trading activity as it goes electronic and helping customers to take cost out of post-trade activities such as settlement, but we are only at the beginning of this trend. Reuter Routing and Trading & Equities is already very much electronic, but dealer-to-customer links in Fixed Income, Derivatives, Commodities and Energy are still handled mainly over the phone.

        We are calling the second area ‘high value content’. We see new categories of information which customers are telling us that they are prepared to pay for. This addresses the research opportunity that I flagged earlier, among other needs.

        Third, there will be a new approach to selling content and transaction services to the enterprise as a whole; and fourth, serving new markets. There will be new geographic markets, such as China and India; new asset classes such as emissions, or weather and property derivatives, and new audiences – including influential individuals such as private investors.

        Taken together, these new opportunities point us to a larger, addressable market. Instead of a 40% share of our traditional £6 billion market data sector, we start with a smaller share of a larger £11 billion market. These new fields have higher growth rates than our existing business. The market for electronic trading applications, for example, is growing at about 15% per year.

Electronic trading

        Let us look in greater detail at our plan for electronic trading. At the moment, our main trading business is Dealing 3000, which operates in the large but relatively low-growth inter-bank FX market. With our new product line, Reuters Trading, we aim to create a business as big as Dealing 3000 in the place where electronic trading is growing fastest – and that is in the links between the dealers, who are really the liquidity providers on the chart that we have included in your booklet, and their customers, the liquidity consumers. We plan to expand rapidly across FX and fixed income asset classes and incorporate a wide variety of trading models. We have already made a good start, having launched four new markets so far this year – a speed which was perhaps not always associated with Reuters. With the new investments that we are describing today, we will be able to go even faster.

        There are three major competitive advantages working in our favour here. First, we are an attractive distribution partner for liquidity providers because we can help them to reach a larger client base than any other vendor – especially in the emerging markets. Just as our news is objective, our platform is neutral and we do not do exclusive deals with single dealers.

        Secondly, we are an attractive provider to the buy-side because they can log on once and trade a variety of asset classes through a single system.

        Thirdly, openness: our trading capabilities are available to human beings and to machines, which is very important as the volume of system-to-system trading grows.

        We also plan to build a post-trade hub to help customers streamline their settlement operations. We will start in FX, where we already have a strong position with the ticket output feed and with Kondor+. This post-trade hub will even give us the opportunity to generate revenue from trades that are carried over other people’s systems.

High value content

        The second new opportunity for us is high value content. In a market with high barriers to entry, we already have a strong position with our powerful global brand and our expertise in content creation and content management. As the shape of the market changes, there are interesting opportunities to provide customers with new types of information and there are two main ways that we can do this.

        First, we are putting our journalists and data analysts to work, to generate new insights. For example, our journalists have begun to organise CEO summits that give us access to exclusive industry insights.

        Second, we are partnering with content owners who have valuable content but lack distribution. We are already working with a number of entities who have valuable data that we can package for portfolio managers. You saw us take a small step in this direction a couple of weeks ago when we announced a joint venture with NASDAQ to procure research on smaller, less well-covered US companies, but there is much more to come for us here.

        The two other areas that I have highlighted stem from the growth in electronic trading. First, we will supply price-feeds from Reuters Trading itself – the exhaust from the trading systems. This is really must-have content for pricing and trading. Second, we are producing a package of over 10 years of our historical tick-by-tick price information, for use by customers who need to back-test their trading models. We have this data on every single asset class, going back 10 to 15 years on a global basis and you can imagine that this long and complete a price history is extremely hard to come by, and we therefore believe that it will command a premium. You can expect to see a steady flow of content additions from us driven either organically or through small to medium-sized acquisitions.

        Third, a new approach to selling content and transactions services to entire enterprises. Reuters has sold enterprise-wide services to customers for nearly two decades, and our customers recognise that we do this well. However, up to now we have really focused on selling individual products – a datafeed for example. Our new approach is to sell coherent packages of components designed to meet a greater proportion of customer needs in very specific business activities such as fund valuation and risk management. Think of it a little like purchasing Microsoft Office rather than purchasing the individual components such as Excel, Word, PowerPoint and so on. Just like the Microsoft example, what works here is the inter-relationship, the fact that you can export easily from Excel and pull it into another application. The same thing goes for Reuters services in the enterprise. It is all about our data model, it is about the APIs that you can use to write to these services. That is what makes it cohesive and we shall go about targeting that much more directly.

New enterprise approach – holistic solution for algorithmic trading

        Let me give you an example of that from our new approach to algorithmic trading. There are four key advantages to the Reuters package. First, we have already announced that we shall distribute and support a tick capture engine, which customers can use to capture their own trading activity and tailor their strategies accordingly.

        Secondly, algorithmic trading systems rely on ultra high speed exchange and ECN feeds to execute competitively, and this is where the new Reuters Datafeed Direct comes in with sub one millisecond performance – that is fast.

        Thirdly, we have the Reuters tick history that I have just mentioned, which fits into our algorithmic trading package and allows customers to back test their strategies 10-15 years.

        Last but not least is the Reuters Market Data System (RMDS), which provides the glue that brings this all together and keeps it cohesive. I hope that this gives you some sense of how we are packing our enterprise capabilities more cohesively so that we can capture a greater share of wallet and really start to monetise what has always been a competitive advantage share but somehow always somewhat nascent as well.

New markets

        Now let me turn to the last of our growth areas - new markets. There are three types of opportunities here: new geographic markets, new audiences and new asset classes. Let us start with geographies.

        One of Reuters great competitive advantages is that we have the global reach to serve our customers everywhere they operate. So why are we treating China and India, where we have been since the 1860s, as new opportunities outside the core? Simply put because now is the right time for us to start scaling up our operations there: a bigger investment for a bigger return.

        In India, our recently announced partnership with the Times of India Group brings us strong branding with which to launch new services to India’s rising tide of individual investors, and it is also a very sound investment in its own right. It builds on and strengthens what was already our leading position in the financial services market.

        In China, our strategy is based less on media assets and more on our Transactions and Risk Management capabilities. Just two months ago, we announced the first trades on the forex system we developed with CFETS, the unit of the People’s Bank of China that is exclusively licensed to trade FX in China, and that opportunity has become even more exciting as China begins to open up the Renminbi a little.

        In Risk, all four of the major state-owned Chinese banks have purchased Kondor+ and we have begun to penetrate the 110-plus city construction banks as well. Therefore, while we see good potential in established markets, especially in the US, as David mentioned, where we grew 3% in the first half, we also want to be the first vendor of choice in new economies.

        Next, let us look at new audiences. We have been slowly and steadily building an online audience through reuters.com, through mobile phones and over IPTV. We are not seeking a mass consumer audience here. Rather, the audience that we seek to aggregate are the influentials around the world for whom we already have brand recognition that we will build on and who will have money to spend. We are starting close to our core with individual investors for whom we already have great content in-house and the ability to make links to our Wealth Management product line.

        Finally, we are beginning to build capabilities in emerging asset classes. There is a growing interest in trading in emissions, in weather derivatives, in property derivatives, just to give a couple of examples. In the short term, these are growing markets that are hungry for information products but, over time, they will also be great markets for a multi-asset class trading platform.

New financial profile

        What I want to do next is draw all of these strands together and show you a new financial profile for Reuters. Long term what we are solving for is sustainable profit growth through an optimal combination of revenue growth and margin improvement. To highlight our work plan, I shall describe our revenue growth and our transformation investments separately.

        We have already begun to execute on our new strategy and in the second half of this year, we shall invest £15 million in the new revenue opportunities that I have just described. We expect to deliver already 1% of additional revenue growth from these new initiatives in 2006 and, to be crystal clear, this is on top of the growth that we achieve in the core, which we expect to grow in line with market. In 2008 we expect our new revenue initiatives to deliver an additional 3% of revenue growth.

Slide

        We shall also begin to execute on the transformation agenda. We expect to invest an additional £25 million in the second half of the year in restructuring as we start the transformation of our development function. By 2010 we shall have delivered the full £150 million of additional annual cost savings, £60 million of which will be realised in 2008. The all-in cost of delivering those savings, as you can see, totals £170 million. It is worth noting that, notwithstanding all of this movement, we do not see any fundamental change in the strongly cash generative nature of our business, which leads me to a discussion of our capital structure.

Efficient capital structure

        Central to our thinking on capital structure is the importance of an efficient balance sheet. We are absolutely committed to return cash to shareholders when we can sensibly do so. However, we are also mindful that our customers make substantial investments in the projects that they work on with us and, therefore, they expect a stable partner. We believe it makes commercial sense for us to retain our current investment grade credit rating over the longer term. We must also retain the flexibility to fund future investments and add on acquisitions, although, as you have seen from my description of our strategy, they are predominantly organic plans.

        We have looked in detail at our forecast cash flow for the next several years, and at the capital requirements of the business. Our analysis includes the impact of operating leases, pensions, the cash costs of restructuring and capex, particularly for our new data centres.

        Our business model supports a robust dividend which we would expect to be able to increase in the future as our strategy delivers earnings growth. We have already told you that we will be returning the Instinet proceeds in full to shareholders. However, our strong balance sheet and cash generative model enables us to do more than that. We are announcing today a further return of capital to shareholders. When added to the Instinet proceeds of $1 billion, we now expect to return a total of £1 billion and we will do this through an on-market purchase programme which we have put in place today and which we anticipate will run for up to two years.

        This further distribution reflects the importance to us of ensuring that, at a time that we invest in the business for the long-term, we also provide near-term benefits for our shareholders.

Reuters beyond Fast Forward

        This all adds up to a pretty ambitious plan – an addressable market opportunity that has almost doubled in size from £6 billion to £11 billion; revenue growth accelerated by 3% by 2008; a reduction of £1 billion in our annual cost base since 2001, and £1 billion returned to our shareholders.

        This is really quite an exciting summer for us. We have just moved into this new headquarters which I hope you can sense reflects somewhat of a new Reuters as well. We are launching a revitalised version of our brand, of which you can see some examples behind me, and others are out in the hall outside. We will be showing a short clip later as well.

        Today, I have just been outlining our new growth plans. We are really excited about the future. The plan itself has been thoroughly discussed with our Board and they enthusiastically support it. We previewed it to our top 100 managers 10 days ago and had a huge, positive reception – people are really motivated to grow this business, going forward.

        I know that I speak for David, for Devin and for the entire management group in saying that we are confident that we can deliver this and we are really motivated by the challenge.

      Thank you.

Questions & Answers

        Colin Tennant (Lehman Brothers): I have a couple of questions. The first is on the revenue growth projection and the second is on cost.

        On revenue first of all, could you give us a little more detail on the Core Plus revenue growth in terms by division? You have mentioned some of the opportunities – Transaction, Enterprise and so on – but which of those are first in line? Where should we see that growth coming first? Which parts are more back-dated, and how does that fit into Sales & Trading, Enterprise and so on.

        On costs, you showed a slide with the cost of achieving those savings and then how the savings fall. The savings come in quite some time after the cost is actually incurred. I just wondered why that was and how that works. Then, when you look out to the 2008/2010 period, you have £60 million going up to £150 million in 2009/10, so that is quite a big lump coming then. Does that all fall straight through to the bottom line at that point? Can we factor that into margin assumptions – albeit, admittedly a long way out?

        David Grigson: The real reason why it takes a long time for the cost savings to come through is because this is a transformation programme rather than a cost saving programme. As an example, we really only start to see the fruits of data centre rationalisation at the point when we start to close them down, and we only start to close them down after we have migrated our entire customer base onto a single global network – which is the deal that we are doing with BT. We do not really see that happening until 2008 and mostly in 2009, then accumulating a little further into 2010.

        Similarly, with product rationalisation or product development rationalisation, we are announcing plans today internally but it will take some time to roll those plans out. They will be rolling out through 2006 and beginning to pay back a little in 2007, as you saw in the chart, and then they will really start to bounce up in 2008 and beyond. Platform rationalisation follows exactly the same difficult pattern and it is really just the nature of those things.

        The costs up front also therefore incur some level of double running. For instance, we are investing heavily in building new data centres in our three major global regions – the US, the UK and in Asia – and we therefore have to carry some double running costs of those and get ourselves set up to start closing down other ones a little later. That is why you see some additional costs early on. That is the real reason.

        As to the second part of that question, about whether these fall to the bottom line, yes they do. I do not think we see these, in cost saving terms at least, any differently from the Fast Forward savings that we have been accumulating up to this point. These are net improvements in our bottom line, delivered roughly equivalent to that profile.

        Tom Glocer: To answer the first part of your question on revenues, there is a timing issue at work here. Over time, we will see revenue growth from each of the four divisions but the nature and the maturity of the particular opportunities is such that we will see more coming in the Transactions stream and the Enterprise stream, because they are more advanced. That is a little more than half of the 3% in 2008 that will come in strands 1 and 3 that I described. Mapping that now onto our divisions, you will see it naturally enough in Sales & Trading and also in Enterprise where, particularly, some of the information revenues will flow from things like the sale of the tick histories to clients, which is all new revenue and quite an opportunity.

        Paul Sullivan (Merrill Lynch): Could you just talk about the incremental margin that you would expect on that 3%-4% additional revenue over the next three years or so? Also, is any one particular area more profitable than the other, going forward?

        Secondly, following on from Colin’s question, could you break down those savings by category and be a little more specific there?

        Then, just on current trading, given the trajectory that we have seen over the last couple of quarters, 1%-2% in the second half seems a little unambitious. Could you just talk a little more about that?

        Tom Glocer: I will start with the end, and you can work backwards. I am glad you think that 1%-2% lacks ambition because, 12 months ago, people would probably have said that I was mad if I had said that the business would be growing at up to 2% by the end of this year. We are very much focused on delivering the 3% and, over time, we would hope more from our new opportunities. We think that the core business can and will grow 2%-4% and I am happy if we are already at a level, exiting this year, into that range. That is a good number for us today, and let us see if we can beat it.

        David Grigson: On revenue and the incremental margin effect, you have seen on the chart what we expect the impact to be on 2006 and 2007, because we have given you a very specific P&L account of the consequences of that investment. We expect this revenue to be contributing to profits in 2008 and, beyond that, as the 3% continues to compound, we expect to see the operational leverage, which was one of the key financial governors of what fitted into our strategy and what did not. We really wanted to demonstrate that these revenues would leverage the core business and would leverage the fixed cost nature of our business, and see significant incremental margins post-2008. We would expect those revenues to be marginally accretive, post-2008.

        There was a second question about breaking down the cost savings by the different buckets of activity. The two biggest are development rationalisation and platform rationalisation. Development rationalisation comes a little sooner and platform rationalisation takes a little longer. The third largest is the data centre rationalisation, which comes through in 2008/2009.

        I can give you more specific figures but I would rather not be held to them. This is partly because there are overlaps between these things. In other words, platform rationalisation is partly driven by, and is partly a key dependency for, our development rationalisation – so these things go very much hand-in-hand in some instances.

        Johnathan Barrett (Williams de Broe): I have three questions. The first relates to your definition of the overall market and your current revenues. You said that you have about 75% of your revenues coming from this £6 billion market. Do we assume that the remaining 25% comes from these four new areas already, or is there a large chunk outside of that? If there is a large chunk outside of that, what is the future for that chunk, going forward?

        My second question relates to the new Enterprise approach. Presumably, this links to getting everything onto a single architecture. Could you just talk about how that works in practical terms and, secondly, do you think that will give you more pricing power going forward, with this integrated solution approach? Thirdly, how will you report on your incremental revenue growth, going forward? Are you going to split this out for us?

        Tom Glocer: I will leave the third question for David, and tackle the first two. The answer is that, in moving from the £6 billion to £11 billion market, we bring in most of our other financial services activities. However, for example, our Media revenue has always been on the outside and it is in that 25% today, and it just does not make sense to push the two markets together because that really is a separate sector.

        In terms of our Enterprise approach, there are a number of other reasons in the business why continuing the move to a single platform makes sense. The Enterprise opportunity is not dependent on it. This is more of an issue of making sure that, for example, if you are trading on a Reuters Trading system, there is an output feed, like the so-called ticket output feed that exists today in Dealing, which can automatically populate your positions into your Kondor+ risk management system, which works today, and then on to your KVaR risk analytics.

        The FX post-trade hub that we are talking about works similarly and so a feed would go out – and we already have this working at one client – and allow you to do settlement without having to go from machine, to human being, back to machine. It is helped somewhat by having us on a single platform but what matters much more is the APIs of our datafeeds, the overall flexibility allowed by RMDS, to glue together different applications – that is more of it.

        David Grigson: To pick up on the pricing power – the answer is yes, we think it does, because this approach delivers a greater degree of cost efficiency and simplicity and speed of delivery to our customers and therefore we think they will be willing to pay more for something that is integrated, all bundled together sensibly and properly, and very cohesive, exactly as Tom said.

        To your last question, reporting on the incremental revenues, just as two and a half years ago we asked our shareholders to tolerate a significant amount of investment to drive significant savings through Fast Forward, and then consistently explained how we had been doing against that, we are again asking for a fair amount of toleration for a fair amount of investment. We will absolutely follow the pattern of coming back and describing exactly what the benefits of that investment have been – both for the revenue and for the cost transformation pieces.

        Rogan Angelini-Hurll (Citigroup): If I could just follow up on a couple of questions Paul asked, and then a couple of new ones. Paul was asking about the 1%-2% being slightly meagre. You have an average of about 150 or 160 basis points of quarter on quarter improvements, and you are at 0.4% now, so the first quarter and the fourth quarter suggest that you are slowing down quite a lot from there. Is there any reason for that, or is it just natural conservatism? Often you give us the third quarter, or next quarter numbers, so perhaps you could give us that.

        Also, on his operational leverage question, do the new revenues adhere to the 85% fixed-cost base 15% variable cost that the rest of the business has?

        There are two other ones. You mentioned your 17%-20% margin en passant, as it were. Do you have any further margin targets that you would like to share with us?

        Finally – sorry there are so many – your capex is up. I think your normal rate is $120 million in ‘06 and ‘07. Is that an ongoing trend? Should we look for 5% of revenues to be on capex going forward?

        Tom Glocer: Let me parcel these out. Let me hit first the 1%-2%, is that a slow down or a lack of ambition? We are trying to lengthen out our guidance a bit. The very nature of the plans we present today is to say, look, we believe I our future, we are investing for that, and we would like to move from quarter to quarter guidance to at least half year by half year.

        To the extent that there is conservatism, and there is, we are inherently conservative to start with, but in the fourth quarter in particular, as you have noticed, in the prior couple of years, there have been in both prior periods, ‘04 and ‘03, additional revenues by way of credits that come in that raise our fourth quarter, and make the comparable period a tougher comparable.

        We are doing the 1%-2% on the basis that those do not reoccur. If they do, it will be stronger. It does not make a lot of sense to us to stick out our neck on the fourth quarter on what the base business is doing. We are focused on how we can add 3% to say, 2%-4% and get something very attractive, i.e. 5%-7% or more.

        I will leave to David the issue of the leverage of the 85/15. Let me address margin targets.

        I think it was a very good discipline for us to have margin targets. It gave some anchor externally to the world at a time when there was maybe not that much to hang to. It gave me a useful rod to whack people about the head within the company, and we will not move away from that sort of cost discipline. You see additional cost savings being promised. We will continue to work day in and day out on our cost efficiency.

        The reason I do not want to give another range is I am not sure that that will be the right thing to do for the period 2008 or 2010. If you ask me the question, can we go beyond 17 to 20, the answer is believe, absolutely, yes, we can. However, it may make sense as we get to the outer years to stretch for further revenue growth above the 3%, and when we look at it, each point of additional revenue growth is worth a lot more than each point of margin for the obvious compounding reasons.

        What I would like to do, with your blessing, I suppose, is to say, we are going to try and get the right blend that maximises profit growth. If we cannot do better than an additional 3% in revenue, then yes, absolutely we will turn to margin. However, if we can reach for the revenue at acceptable risk profile, I just do not want to have a 22% target hanging out there, and then feel, well, I promised it, until I give you that number you won’t be happy, even if I can deliver more value by producing more profit. That is the full extent of the thought.

        David Grigson: On the cost leverage point. Yes, within any 12 month period, putting aside the inflationary impact on our business of course, and things like price increases on our revenues, the 85-15 still pretty well holds. There is nothing about the growth initiatives that fundamentally change that dynamic in the business. Of course, the key operating leverage number is not so much the 85-15, but just whether over time, these new revenues come in at incremental margins higher than whatever the core business is capable of making, and we believe that can happen.

        Capex: we are going through three years of quite unusual levels of capex. If you remember, last year was about £90 million. I do not think that was sustainable at that level. I think £100 million is a good sustainable level. We are £50 million and above that this year roughly, £30 million of that is on this building, and about £20 million is because we are starting to build up the data centres.

        We expect the £150 million level to stay at that level for the next two years, and then it will come down to – and there is no reason why it shouldn’t, given that we will be operating a smaller number of much more efficient data centres – to a number closer to that £100 million level, and who knows, may be slightly lower. I think you mentioned £120 million, and I have quoted about £100 million.

        Guy Lamming (Cazenove): Two questions if I may. The first one is that you mentioned the potential for small to medium-sized acquisitions, I think in the research and. asset management area in particular. Could you give us some feeling as to what you meant in terms of that scale?

        Secondly, can you give us an idea of exactly what granularity you have on this 3% revenue growth? What I mean by that is do you have, for the ultimate turnover figure for, let’s say, 2010, specific projects with names allocated against business plans, costs, or is there an element of aspiration in the out year, please?

        Tom Glocer: Good question! Let me tackle acquisitions first. I think we have been a prudent acquirer, and the things we brought have really added to our capabilities, whether it was Bridge, Multex, and now Telerate as well. This is not a radical transformation strategy where we go out and buy some totally separate line of business. There continue to be nice acquisitions, some as small as the two little hedge fund ones we did in Lipper; some may be a little bit larger than that. These are not gain-changing plans.

        The other area I would flag which is ripe for consolidation is the risk area. Again, we are not talking about enormous players there.

        In terms of the granularity, the answer is yes, these are really bottom-up plans, very much detailed, but the best I could probably do is let Devin who is here today — and the benefit of him flying overnight from New York is that he gets to-comment on it! Talk about how you have developed those plans.

        Devin Wenig: In a process sense, it is important to understand that there is very little in the way of long term hopes and dreams. These are bottom-up plans put together by division heads and their teams with the understanding that they be held accountable for those plans. That does not mean they are risk free, but it does mean that they are all specific, many of them were based around extensive discussions with customers, extensive market research, and importantly areas where we already have got up on our legs and have started. A great example is, Tom mentioned the Transaction space. That is roughly a $2 billion opportunity growing at 15% per year. Our participation today is limited to our Matching revenue which is about £110 million. We launched something like RTFI earlier in the year. By the end of this year – we launched it in March and limited it to Europe only – we will have 20 market-makers, probably about 400-500 institutions, buy side firms. We have crossed 1000 trades already, that is doubling every month, so this is real stuff, real customer problems, real spend and real plans. Again, that does not mean they are risk free, but this is not a pie chart of theoretical market opportunity; it is real plans and real accountability.

        Chris Collett (Goldman Sachs): I have one question with a few parts to it. It relates to what extent the core plus revenue growth is incremental to your core 2%-4% market growth. I wonder whether you could remind us how you calculate the 2%-4% growth that you think your existing business is growing at. Don’t you think that things like the Transactions initiatives are perhaps just offsetting what would be pressure for your core screens business as more and more markets turn electronic and then the pressure that places on the number of live traders? Don’t you think there is an extent to which there might be some double counting when you look at the emergence of new markets and new asset classes. Isn’t this bound up in what is part of the 2%-4%?

        Lastly, you talk about going into some of these new asset classes and transaction capabilities for them but these are not virgin territories when you look at things like fixed income, although much of it is already phone-based, there are in existence plenty of electronic platforms. If you look at something like emissions-based trading, you already have Spectron, you have Prebon, you have the IPE exchange trading emissions already. Perhaps you are a little late and there are already many players out there who are ready to corner this market?

        Tom Glocer: Let me tackle the last one first. One of the real benefits we bring is, as we see, for example, hedge fund traders wanting to trade baskets together or to trade in one market off the other, the ability to say we are building a single system, you can log on once and you will be able to trade energy and you will be able to trade fixed income etc. It is a common data model across those so that the information that feeds your analytics is the same pricing information you see on the screen. You can look at it, right click, open a trade ticket and trade, and this is a competitive advantage against some of the small guys. We also see on the sell side, so from the dealer perspective, that because we allow machine-to-machine connection, the ability to write a single driver for your pricing engine and know that you come into the Reuters API means you do not have to do it 50 times over. It is a little like how did we get such a large share in the trading room? That was in an era where the trading room was move to information around the room and we ended up north of 90%. Now the challenge is to move liquidity around the organisation but that aggregation of liquidity, we believe, will follow a similar pattern.

        On the question you ask about double counting and what is in the core, what is in the new, we believe that we have been careful to separate out and not double count. If we have a bias, I hope it would continue to be conservative about it and not hang out too far. That said, there is certainly some level of substitutability. If we had not invented Core Plus and we had just done Core, we would have reached for those revenues. I believe that would have meant that our core business would grow faster than 2%-4%. If you just look at it in terms of what we are doing this year, if we are saying we will do 1%-2% in the second half of this year, and let us assume I am not being ambitious enough and it is 2%-plus, we are already at the bottom end of that 2%-4% range and this is in a market where Europe has finally just turned positive for the first time in four years. We know there is more growth available to us in the US because of our low market share, and Asia is doing quite well – in fact, we have had a very good run in Asia. Perhaps we are capitating the core market and putting that over into Core Plus, but the 2%-4% is realistic even though there will be more mergers to come in Italy. Yes, there will be some reduction in screens as human beings get replaced by machines but we can also reach out and grab additional share.

        David Grigson: We shall take a question from the web and then come to Polo.

        Miriam McKay: This is from Ian Carey at Robeco who would like you to comment on the proposed acquisition of EcoWin and a proposed purchase price he has seen quoted of £165 million?

        Tom Glocer: That is an easy one since we do not comment on specific acquisition opportunities. I have not see that price but I know there was some speculation in the trade press.

        Polo Tang (UBS): I have two quick questions. As far as the investment that you have announced and the cost savings targets that you have announced, how much slack have you put in there? For example, is there an opportunity for you to pull forward the cost savings by a couple of years with a view to get more than 3% of additional revenue growth?

        Secondly, you are talking about growth in your core business of 2%-4% but there are reports suggesting that Bloomberg will finally announce the launch of its new fat pipe datafeed product. How much impact do you think that that will have on your own datafeed business?

        Tom Glocer: Let me grab the second one and then I will turn over to the slacker for the answer to how much slack there is. Bloomberg put out a press release yesterday about fat pipe. I have been told that it has more to do with the timing of our session here today than it does with the fact that now of any time during the two years they have said it is coming, it is magically ready for business. They are still testing it. They have announced a number of trading room systems people with whom it will be operable, interestingly not with the guy that has 95% of the trading room but we take it seriously. We took seriously their entry into FX, but we have a real set of competitive advantages. One of the things I like about this new strategy the most is we are fighting territory on our own ground. So, arguably, Reuters was not always the best at building terminals. I believe we have come a huge way in the first part of Fast Forward to do that but now I am happy to fight competition on datafeed, trading room systems, machine-to-machine trading — that is home territory for us.

        David Grigson: Polo, it is fair to say that we have built up a reasonable track record of saying what we are going to do and then delivering it. That is certainly true on the cost side. We are going to hit £440 million of cost savings next year but let us also remember that, had the exchange rates remained as they were in February 2003, particularly the dollar, that would have represented £470-£475 million, so there is a degree of over-achievement there for which we have not been given credit because of the weaker dollar. Therefore, as always we shall strive to do better. The only thing I would add is that Devin mentioned the individual divisional heads and the teams underneath them are accountable for a very specific set of projects. What we are holding them accountable for is something better than what we have put in here, but we absolutely have to acknowledge that particularly in the area of risk, particularly in the area of revenue growth, it comes with some execution risk. We have tried to factor some of that in as well and we hope to do better.

        Polo Tang: Can I have a follow-up question? You talk about £50 million of net investment in 2006 in your initiatives and £20 million net investment in 2007. To help me understand, that is contingent effectively on you achieving 4% revenue growth in the business in ‘06 and 5% revenue growth in ‘07?

        David Grigson: That makes an assumption that the core business would be growing at 3% in both of those years. Based on that assumption which is yours and not ours, that is fair but what we have picked up on the slide there is just the incremental part. So the 3% revenue growth from the core, if that is what it was, we would be doing whatever that would be doing. This extra 1% will cost us gross £75 million to get it, leaving a £50 million impact on the P&L, quite specific, very much project focused.

        Mark Braley (Deutsche Bank): First, David, a comment about the credit rating. You phrased it as keeping the current investment rating, rather than keeping the current A rating. Was that deliberate, so would you be willing to go one notch lower which would still be investment grade? Secondly, also for David, on the core investment number, the extra £10 million at the half year, £20 million at the full year, should we keep plugging in another £20 million each year on that? Then I have a third question about the Transactions strategy. Do you see this as a sort of “winner takes all” market? Is there only one box on the client’s desk eventually and, if so, how much are you willing to spend to drive out the other people who are already there, the people who are already growing in asset classes and geographies which so far you have stayed away from? I am specifically thinking here about Trade Web, you have avoided US fixed income so far.

        David Grigson: We mentioned that we were keen to maintain our current credit rating, which is an A-minus rating for the reasons that Tom gave, and that commitment is a firm one. We would say that it is not absolutely cast in stone, we would certainly accept some level of downgrade, as I said, to BBB-plus in the event that we made an acquisition but as long as we could foresee and the Board could foresee that we would take that rating back up to that A-minus, low A grade rating, and we believe that the commercial logic behind that is pretty strong.

        On the core investment, which was the £10 million red bar on the cost waterfall slide which we said we believe will double this year, it is difficult to say, Mark. The issue will always be how much can we offset against efficiencies, and this year with a focus very much on Fast Forward, there are some levels of efficiencies coming through outside the Fast Forward programme which are keeping that number down. We have a view that, once we start running with Profitability Insight, we shall find greater efficiencies. Devin mentioned a couple of months ago that we shall find a thousand small things on which we can save money as opposed to a few big buckets of big things. Therefore, I would hope over time that those two will balance out reasonably but any individual year might be biased one way or the other.

        Tom Glocer: Mark, your question on Transactions is a subtle and good one and one we think about a great deal, because we have done a lot of work on the structure of different transaction markets. The short answer to your question is I believe you can make a very good amount of money being, let us say, number one, two or three-even. We have the history of Reuters and EPS in the FX market, which is a highly efficient, thin spread market. I know we are making a lot of money, I can only assume they do as well.

        There is another distinction which is valuable here, between sell-side liquidity pools – think of an exchange, although it is not a sell-side liquidity pool, but when it is purely a liquidity pool like an ECN or an exchange, those tend to move to winner-take-all. Much of what we are doing in Transactions is also dealer to buy-side and there you can co-exist and, just as the future will hold, there will continue to be single-dealer portals. We have a very nice business in AVT in building those portals for our sell-side clients. There will be multi-dealer systems like Trade Web, like RTFX and RTFI, and we may very well see the development of exchanges in some of these models. It is therefore impossible to have a single answer but we will participate in various points along that spectrum with a single, cohesive technology, that speaks to each other.

        John Clark (Brewin Dolphin): I have two questions. First, you talked about one of your targets for the future being individual investors – this was new potential, and you were referring to China and India, although I appreciate that it was not in that context. I was interested in what you said about individual investors. It sounds like rather a new departure for Reuters.

        My second question is purely one of clarification about the £1 billion pounds. Will the £1 billion be used purely in a share buyback, or will there be an actual slug of cash handed back to investors, direct?

        David Grigson: Do you mean through a special dividend of some description?

         John Clark: Correct.

        David Grigson: Right now, we have initiated a share buyback programme, but the £1 billion is dependent on the receipt of the sales proceeds from Instinet, which we anticipate later this year, all being well. That, therefore, is some months away and right now we would prefer to keep our options in terms of where we go. Timing may be different and circumstances may be different at that point than they are now.

        At the moment, we have initiated a buyback programme. If we follow right the way through with the buyback programme, it might take us up to a couple of years but we will just leave our options open to reconsider.

        John Clark: Assuming you receive the expected proceeds from Instinet, you might decide to put the whole £1 billion into a share buyback, or on the other hand you might decided to give, say, £600 million back in a slug and £400 million through a share buyback – is that what you are saying?

        David Grigson: That is what I am saying. We will just leave our options open and then make that decision when we get that money in.

        Tom Glocer: To answer the first part of your question, Reuters has great potential. The brand and the assets we have can speak to individuals – not a huge mass audience, but the term that we are using is ‘influentials’, who are people out there in the world who matter and for whom Reuters means something.

        That said, almost none of the 3% revenue growth in 2008 will come from our consumer media plan. That is an opportunity in which it would make sense to invest carefully, to keep warm and to scale up. That could be very attractive in the next strategy beyond this. We have some things to prove first, that we can aggregate an audience. We have had a good track record with reuters.com and revenues are ramping up nicely, and we have seen the results of Media. I want that team to get some real performance under their belt, before they shoot for the stars.

        Giasone Salati (CSFB): I have a couple of quick questions. The first is on short-term margins. I understand that guidance for 2006 is 17%, which is a slight downgrade on the core business. It looks as though £80 million of cost savings from Fast Forward are being lost somewhere in the process – could you elaborate on that, please?

        My second question is on the Core Plus market. You are talking about a £5 billion additional market. You roughly have 40% market share of the existing markets for which you compete. What is your endgame market share target in the £5 billion additional, and what will be the endgame margin? Is Trading lower margin or higher margin as an endgame?

        My last question concerns the pay-out ratio. Will the pay-out ratio also increase for 2005 onwards – we are looking at about 11p of dividend for this year, but is that too low?

        Tom Glocer: I will let you answer these!

        David Grigson: On the first question, I cannot comment on whether our margin guidance on the base business for 2008 does or does not represent a downgrade, but I would make a couple of points.

        Tom made the point that achieving the 17% to 20% range in the IFRS world is just harder than it was in the old UK GAAP world, and that is obviously reflected in there.

        The second point is that margins in the first half are 14% and so to get from 14% to 17% requires all of that £80 million of additional Fast Forward savings to stick next year, as well as revenue growth – which we obviously anticipate – and there are some inflationary pressures coming the other way. If you do the arithmetic, that does not sound too unreasonable in terms of getting us to that level – after all, at 14%, which is our first half margin and not necessarily our full-year margin, 14% to 17% is a 3% margin uplift, and next year that is some £75 million of additional profit.

        The third issue was the pay-out ratio. We made an announcement today about a pretty significant return of cash to shareholders. We have also said that we clearly see the dividend as a way to do that, going forward. Our current policy dictates that we require to see our earnings cover our dividend by more than two times, and you will look in your own models and figure out when you think we get to that point. But yes, we can see that, when we reach that point, the dividend will increase progressively from there – although I do not want to make any commitment as to when that might be, or what level of progressive increase that could be.

        Tom Glocer: I will pick up the second question, which asked whether we have a specific market share target for the new £11 billion addressable market. The answer is that we do not have an express, omnibus target. The way we have come to that overall market size is through the aggregation of a set of individual plans. For each manager, they have a very clear set of how big is the market today, what is the assumed market growth rate, what is the assumed share I have today, and how much share can I get of the bigger market? In the end, it did not make sense to us to aggregate those individual granular plans because they make more sense, as Devin drives the performance of the individual business plans in the business divisions. Obviously, mathematically, we will have to be moving north of 20% of the newer, larger market, to make the numbers fit.

        Mark Sugarman (Citigroup): My first simple question concerns the 22% tax rate. How many years is that sustainable?

        Secondly, on the electronic trading side of the Core Plus, have you actually contracted for any revenues in your discussions with clients? Also, if you have not, have you talked about potential cost savings for those clients to get a sense of what sort of revenues you could drive as a result of those cost savings?

        Thirdly, although the net investment in the Reuters Core and the Core Plus is quite low, the gross investment is quite high. If some of those plans were not materialising, would you just cut them?

        David Grigson: The tax rate of 22% is certainly sustainable for this year. We do not see any change coming down the line that would cause that to be materially different, going forward. So the answer is yes, subject to something changing that I do not know about.

        Tom Glocer: In terms of whether we have begun to contract for revenues in the electronic trading arena, the answer is yes – and I do not just mean traditional Dealing. We have launched RTFI and RTFX. RTFX is bringing in revenues. We have launched Futures Trading via CME, which is ramping up nicely. The CFETS system in China, where they both paid us to build it and we have a revenue share – those are all contracted revenue.

        We have also begun quite nicely to see additional sales of 3000 Xtra coming precisely because a price-maker says, ‘Get me on the system – and I need one of your terminals to do it.’ This will be one of the challenges that we will try to break out for you next year, but I expect that some of the new revenue growth will come from an acceleration of product take-up because people want to be in that community. That is why it is a nice, cohesive plan and that is why Transactions are so deeply linked in the mission of an information company.

        The third point concerned whether we would be willing to abandon any of the revenue plans if things were not working out. Never say never – we are flexible. Life changes and the strategy is living and breathing. We have been guided more by what we felt was management’s ability to execute, because we have many things going on. Do not forget that we are still integrating Moneyline Telerate and we have the BT Radianz deal. There is challenge and stretch here.

        We think we will run out of management capacity before we run out of interesting things to invest in. However, if it turns out that we are wrong and we have more capacity and things are not that interesting then yes, we will constantly mark to market the performance by our own measures. The Board reviews it with us. It would be surprising if everything we set out to do today exactly works perfectly – and, by the way, we do not need it to work perfectly to generate the 3%.

        Patrick: I have a couple of questions. The first is on these ‘path to growth’ style stories – do you not find that they just go on and on? You mentioned in your own presentation that you might see more restructuring. Is that why we will never see more than a 17% to 20% margin and we will never come out in the higher fields on the far side?

        Secondly, could I just check that, whatever one’s existing model was before, the look of the slides suggests that we should be adding to our earnings in 2008, rather than subtracting from our earnings? The costs seem to fall out and the revenues seem to gain and so, whatever one began with, in a perfect world, is this an upgrade in 2008?

        Finally, there has been some loose talk about 50p of earnings in 2010. What are your comments on that?

        Tom Glocer: Let me start at the end and go to the beginning.

        I am glad that people are beginning to focus on 2009 and 2010 because I do not think it is an endless summer of restructuring. There was a great deal of work left to do at Reuters and, if you look at the four major things on which we are working at restructuring now, one is product development, on which we did not expressly touch in Fast Forward, but which really needs to be centralised, sped up, and have its quality taken up.

        The second is the data centre rationalisation, which was only possible after doing the BT deal. The third is an investment in the core content systems – how do our journalists get text into the system? How do we get data into our databases and out? The fourth is customer admin, which I know we have not really touched in 25 years. These are all important areas and they will all have important revenue-producing benefits as well.

        Is there something beyond that, which will need to be done? Will we have to go back and start doing things that we did in Fast Forward? Perhaps a little, but there is an exit into at least partly sunny, Elysian fields. When we run our numbers, we obviously do not plan to end the business in 2008, and 2009/10 and beyond look attractive as we stretch out the story.

        Specifically about the year 2008, I confess that I do not have perfect recall of where you are in 2008 but I would expect that it will be an upgrade for some people.

        I think I have covered the first point, which was about additional restructuring.

        David Grigson: If there are no more questions, we will call it a day. Thank you all very much indeed. [End of meeting]

DAVID GRIGSON

Interim results

–

financial highlights

David

Grigson

CFO

26 July 2005

INTERIM RESULTS  JULY 2005

Forward-looking statements

This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States
Private Securities Litigation Reform Act of 1995. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and Form
20-F 2004 under the heading ‘Risk Factors’ and in Reuters
Interim Results press release dated 26 July 2005 under the
heading ‘Forward-looking statements’.

Copies of the Annual Report and Form 20-F 2004 and Interim
Results press release are available on request from Reuters
Group PLC, South Colonnade, Canary Wharf, London E14 5EP.

Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Definitions

“Reuters Group” refers to Reuters Group PLC and its subsidiary undertakings including Instinet Group
Incorporated (“Instinet”). “Reuters” refers to Reuters Group excluding Instinet Group. Instinet Group now includes
Bridge Trading Company. “Radianz” refers to Radianz Limited.

Use of non-GAAP measures

To supplement IFRS measures, the Group undertakes further analysis to break out IFRS measures into their component parts, which result in the creation of certain measures which differ from the IFRS equivalents (‘non-
GAAP measures’). The rationale for this analysis, and reconciliations to IFRS measures are set out below. These measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

A more detailed explanation of certain of the use key performance measures is set out on page 11 of Reuters
Group PLC 2004 Annual Report and Form 20-F.

Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the impact of changes in rates of foreign exchange, and without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessments of company performance against the guidance given by management.

Reconciliation between actual % changes and underlying % changes can be found at www.about.reuters.com in the Investors section under Financial Data.

Exclusion of restructuring charges

Reuters results are viewed before and after the costs of Reuters business transformation plan (which includes the
Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme, Reuters is incurring restructuring costs, relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in
2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are once-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures both including and excluding restructuring charges gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/loss from disposals, and fair value movements

For certain cost, profit, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring, amortisation of intangibles acquired in a business combination, impairments of goodwill and other intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements.  The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’
and ‘Trading Margin’.  The rationale for isolating restructuring charges is explained above.

DAVID GRIGSON

INTERIM RESULTS  JULY 2005

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters also isolates the impact of income and charges in respect of its investments.  Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and
pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business units.  These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: amortisation and impairment charges in respect of software and research and development intangibles are included within operating costs.

Fair value movements

Reuters also isolates the impact of movements in the fair value of available-for-sale financial assets, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Available-for-sale financial assets in the first half of 2005 comprised Reuters investments in Savvis convertible shares and Quick Corp. shares.  These investments were sold as part of the acquisition consideration for Moneyline Telerate and QMT, respectively.  Fair value movements of these investments during 2005 are analysed separately from the ongoing operations of the business units.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments.  Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates.  The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is more appropriate to analyse their effects separately from the ongoing operations of the business.  This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments.  This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business units and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results.  All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset.  The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business unit operating performance is managed against targets which exclude these factors.

Tax

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of tax charges and credits related to excluded items.

Dividend policy

Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to the Group’s dividend policy.  In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on
Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. The Group’s dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements and profits/(losses) on disposals.

Free cash flow

Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchase of shares by the ESOTs, loans with associates and joint ventures and dividends paid out by the
Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

DAVID GRIGSON

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Reuters Group

results

INTERIM RESULTS  JULY 2005

*Basic EPS from continuing operations before impairments & amortisation of business combination intangibles, fair value movements and profits/(losses) from disposals.

DAVID GRIGSON

Reuters headlines

•

Q2 underlying recurring revenue up 0.4%

•

Positive net sales every month in H1

•

Further Fast Forward savings of

£

53m

•

Reuters EPS* up 10% to 6.7p

INTERIM RESULTS  JULY 2005

Profit from discontinued operations

£m

H1 2005

H1 2004

Subsidiaries acquired with a view to resale (Radianz)

Non-current assets held for sale (Instinet incl. BTC)

Loss on disposal of subsidiaries (Radianz and BTC)

Profit for the period from discontinued operations

         -

      19

       (5)

      14

        5

      18

         -

      23

5

DAVID GRIGSON

Reuters Group

–

financial performance

CONTINUING OPERATIONS

Revenue

IFRS operating costs

IFRS operating income

IFRS operating profit

Net finance costs

Profit on disposal of associates and fixed asset

investments

Associates and joint ventures

Profit before tax

Taxation

Profit for the period from continuing

operations

DISCONTINUED OPERATIONS

Profit for the period from discontinued

operations

PROFIT FOR THE PERIOD

Basic EPS

Basic EPS from continuing operations

1,139

(1,057

)

28

110

(3

)

38

2

147

(28

)

119

14

133

9.0p

8.5p

(2%

)

(3%

)

41%

16%

(51%

)

(57%

)

(56%

)

1,166

(1,092

)

21

95

(4

)

201

8

300

(20

)

280

23

303

21.3p

20.0p

Actual

Change

H1

2004

H1

2005

£

m

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

*Non cash items include depreciation, amortisation of software and R&D, and share scheme charges.

Continuing operations

–

movement in cash flow

Movement

H1

2005

H1

2004

£

m

Trading profit

Non cash items*

Capex

Restructuring

Property and other fixed asset disposals

Working capital

Taxation, Interest, Other

Free

c

ash

f

low

Reuters dividend

Net disposals / (acquisitions)

IAS39 transitional adjustment

Other

Movements

161

72

(75

)

(71

)

2

(74

)

(7

)

8

(86

)

79

(69

)

54

(14

)

(10

)

-

(31

)

(22

)

(47

)

(27

)

8

(129

)

-

(344

)

(69

)

52

(490

)

171

72

(44

)

(49

)

49

(47

)

(15

)

137

(86

)

423

-

2

476

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Reuters

performance

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Reconciliation of Reuters IFRS operating profit to trading profit

IFRS operating profit

IFRS operating margin

Restructuring

Impairments & amortisation of business
combination intangibles

(Profit) on disposal of subsidiaries

Fair value movements

Reuters trading profit

Trading margin

    110

   10%

      41

        9

       (4)

        5

    161

   14%

£m

H1 2005

H1 2004

      95

     8%

      70

        7

       (1)

         -

    171

   15%

Reuters

–

trading performance

Underlying

Change

H1

2004

H1

2005

£

m

Recurring

Usage

Outright

Total revenue

Trading costs

Trading profit

Trading margin

1,077

44

18

1,139

(978

)

161

14%

1,093

42

31

1,166

(995

)

171

15%

0%

9%

(44%)

(1%)

0%

(7%

)

INTERIM RESULTS  JULY 2005

Change in underlying recurring revenue by geography

H1 05

UKI

EMEA – West

EMEA – East

Americas

Asia

Total

   (2%)

   (4%)

   (2%)

     3%

     2%

     0%

UKI

17%

EMEA – West

16%

EMEA – East

24%

Americas

26%

Asia

17%

DAVID GRIGSON

Total revenue by geography

2001

2002

2003

2004

9.8%

8.4%

6.2%

4.4%

2.3%

1.4%

10.9%

2005

+0.4%

Trend in Reuters net sales & underlying

recurring revenue

Quarterly underlying revenue

increase / decrease (% yr on yr)

Quarterly average net sales

or cancellations (

£

)

INTERIM RESULTS  JULY 2005

Trader family products

1  2000/3000, Domestics

2  Bridgestation Mid-Tier, Telerate Mid-Tier, Reuters Trader for Commodities, Reuters
    Trader for Markets, Other Trader Domestics

10

DAVID GRIGSON

0

100

200

300

400

500

June 2004

December 2004

March 2005

June 2005

Reuters

–

trends in accesses and average

revenue per access

‘

000 Accesses

117

29

82

99

120

108

68

32

121

112

61

33

121

33

57

116

£

298

£

312

£

304

£

298

327

328

327

357

30

Xtra

family

Legacy

1

Knowledge & Wealth Manager

Total ARPA

Telerate

Trader

2

INTERIM RESULTS  JULY 2005

Cost reduction due to operational gearing is related to variable costs

Other movements

£m

Acquisitions & disposals

Restructuring charge

Impairment and amortisation of business
combination intangibles

Fair value movements on other financial assets
at fair value through profit and loss

Impact of IFRS

Other movements

        (1)

      (29)

         2

       15

       10

        (3)

DAVID GRIGSON

Reuters

–

IFRS operating cost movements

H1 2004

H1 2005

£

1,092m

£

1,057m

(

£

53m)

(

£

14m)

(

£

4m)

(

£

3m)

Fast

Forward

savings

Currency

Operational

gearing

Other

movements

Inflation

£

29m

Investment /

other

efficiencies

£

10m

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Divisional

performance

INTERIM RESULTS  JULY 2005

H1 2005 revenue by division

S&T

67%

R&AM

11%

Enterprise

15%

Media

7%

Sales & Trading

R&AM

Enterprise

Media

Total

Underlying
Change

Total revenue

   (2%)

     2%

   (3%)

     6%

   (1%)

    764

    125

    176

      74

 1,139

£m

DAVID GRIGSON

Revenue

Trading costs

Trading profit / (loss)

Restructuring

Impairments and amortisation of

business combination intangibles

Profit on disposal of subsidiaries

Fair value movements

IFRS operating profit / (loss)

Trading margin

Reuters

–

half year 2005 performance by

division

S&T

Media

£

m

Enterprise

Total

R&AM

764

(640

)

124

(24

)

(5

)

3

(9

)

89

16%

125

(136

)

(11

)

(5

)

(1

)

-

1

(16

)

(9%

)

176

(139

)

37

(6

)

(2

)

-

2

31

21%

74

(63

)

11

(6

)

(1

)

1

1

6

15%

1,139

(978

)

161

(41

)

(9

)

4

(5

)

110

14%

INTERIM RESULTS  JULY 2005

Sales & Trading revenue by type

Recurring

Outright

Usage

Total revenue

Underlying
Change

   (2%)

 (42%)

     8%

   (2%)

    727

        2

      35

    764

£m

H1 2005

14

    743

        2

      34

    779

H1 2004

DAVID GRIGSON

Sales & Trading

£

m

H1

2005

H1

2004

Underlying

change

Revenue

Trading costs

Trading profit

Trading margin

764

(640

)

124

16%

779

(636

)

143

18%

(2%

)

1%

(14%

)

•

3000

Xtra

accesses up nearly 17,000 year on year

•

Strong growth in revenue from transactions

•

Launch of RTFI and RTFX

INTERIM RESULTS  JULY 2005

Research & Asset Management revenue by type

Recurring

Outright

Usage

Total revenue

Underlying
Change

     3%

 (48%)

 (58%)

     2%

    123

        1

        1

    125

£m

H1 2005

15

    132

        1

        2

    135

H1 2004

DAVID GRIGSON

•

Strong performance from

Lipper

funds business

•

Installed base of Reuters Knowledge up 27%

•

6,800 positions sold of Wealth Manager

Research & Asset Management

£

m

H1

2005

H1

2004

Underlying

change

Revenue

Trading costs

Trading loss

Trading margin

125

(136

)

(11

)

(

9%

)

135

(138

)

(3

)

(2%

)

2%

9%

n/a

INTERIM RESULTS  JULY 2005

Enterprise revenue by type

Recurring

Outright

Usage

Total revenue

Underlying
Change

     5%

 (44%)

         -

   (3%)

    161

      15

         -

    176

£m

H1 2005

16

    154

      28

         -

    182

H1 2004

DAVID GRIGSON

Enterprise

•

Strong growth from Enterprise Information and resilient

real

-

time

datafeed

revenue

•

Outright revenue more H2 weighted

•

Fast Forward savings from streamlining Solutions business

£

m

H1

2005

H1

2004

Underlying

change

Revenue

Trading costs

Trading profit

Trading margin

176

(139

)

37

21%

182

(158

)

24

13%

(3%

)

(12%

)

57%

INTERIM RESULTS  JULY 2005

Media revenue by type

Recurring

Outright

Usage

Total revenue

Underlying
Change

     2%

         -

   43%

     6%

      66

         -

        8

      74

£m

H1 2005

      64

         -

        6

      70

H1 2004

DAVID GRIGSON

Media

•

Major news events lift TV revenue

•

Cost control and Fast Forward enhance margin

£

m

H1

2005

H1

2004

Underlying

change

Revenue

Trading costs

Trading profit

Trading margin

74

(63

)

11

15%

70

(63

)

7

11%

6%

1%

45%

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Outlook

INTERIM RESULTS  JULY 2005

DAVID GRIGSON

Continuing operations –

2005 Outlook

•

Underlying recurring revenue expected to

grow between 1% and 2% in second half

•

Annualised Fast Forward savings in 2005

of

£

360m

INTERIM RESULTS  JULY 2005

SUPPLEMENTARY

Supplementary

INTERIM RESULTS  JULY 2005

SUPPLEMENTARY

This supplementary section provides the following:

PAGE               Information

23           Reuters Group cash flow

24           Reuters exchange rates

                 Additional information

25                         1) H1 2005 restructuring charges

25                         2) Share of associate and joint venture profits / (losses)

                 Non-GAAP to IFRS reconciliations:

25                         1) Underlying to actual movement in Reuters revenue and
                                trading profit by division

27                         2) Impact of currency movements on reported H1 2005 results

27                         3) PBT and EPS from continuing operations to PBT and EPS
                                from continuing operations before impairments & amortisation of business combination intangibles, fair value movements and profits / (losses) from disposals

27                         4) Reuters adjusted tax charge to reported tax charge

28                         5) Cash flow reconciliations

SUPPLEMENTARY

INTERIM RESULTS  JULY 2005

SUPPLEMENTARY

*Non cash items include depreciation, amortisation of software and R&D, and share scheme charges

£

m

H1 2005

Continuing

H1 2005

Discontinued

H1 2005

Reuters

Group

Trading profit

Non cash items*

Capex

Restructuring

Property and other fixed asset disposals

Working capital

Taxation, Interest, Other

Free

c

ash

f

low

Reuters dividend

Net disposals / (acquisitions)

IAS39 transitional adjustment

Other

Movements

161

72

(75

)

(71

)

2

(74

)

(7

)

8

(86

)

79

(69

)

54

(14

)

Supplementary

–

Reuters Group cash flow

5

9

(11

)

-

-

(45

)

(4

)

(46

)

-

(24

)

-

28

(42

)

166

81

(86

)

(71

)

2

(119

)

(11

)

(38

)

(86

)

55

(69

)

82

(56

)

INTERIM RESULTS  JULY 2005

Expected 2005 currency weighting

Revenue

Operating costs

* Primarily Japanese Yen and Swiss Francs

SUPPLEMENTARY

24

Supplementary

–

Reuters exchange rates as

presented on 16 February

Approx.

revenue

impact

US Dollar/

£

Euro/

£

(

£

33m)

£

10m

(

£

6m)

£

5m

Actual

2004

rates

1.82

1.47

16 Feb

rates

1.89

1.45

Approx.

op. profit

impact

A movement in currency from 2004 rates to today’s rates would have the following impact on revenue and op. profit (based on 2004 actual results u sing the expected

2005 currency profile)

INTERIM RESULTS  JULY 2005

US Dollar

36%

Euro

15%

Sterling

27%

Other*

22%

Other*

19%

Sterling

13%

US Dollar

39%

Euro

29%

£m

Fast Forward:

Staff reductions

Property rationalisation
           Canary Wharf
          Other

Migration costs

Other

Total Fast Forward charges

Telerate

Total restructuring charges

H1 2005

28

2
2

5

3

40

1

41

1) H1 2005 restructuring charges

£m

H1 2005

H1 2004

Factiva
TIBCO Software (part disposed February 2004)
GL Trade (disposed June 2004)
Other Reuters affiliates

Total Reuters associate and joint venture profits / (losses)

     1
      -
      -
     1

     2

     3
     3
     2
      -

     8

2) Share of associate and joint venture profits / (losses)

Non-GAAP to IFRS reconciliations

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Outright

Usage

Total revenue

Trading profit

          0%

       (44%)

          9%

         (1%)

         (7%)

          0%

          0%

          0%

          0%

          0%

         (1%)

          0%

         (3%)

         (1%)

          1%

         (1%)

       (44%)

          6%

         (2%)

         (6%)

8, 9

8

8

8, 13

Total Reuters

1) H1 2005/H1 2004 movement in Reuters revenue – underlying to actual reconciliation

Additional information

SUPPLEMENTARY

INTERIM RESULTS  JULY 2005

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Outright

Usage

Total revenue

Trading profit

         (2%)

       (42%)

          8%

         (2%)

       (14%)

          1%

          0%

          0%

          1%

          3%

14

14

14

13, 14

14

Sales & Trading

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Outright

Usage

Total revenue

Trading profit

15

15

15

13, 15

n/a

Research & Asset
Management

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Outright

Total revenue

Trading profit

16

16

13, 16

16

Enterprise

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Usage

Total revenue

Trading profit

17

17

13, 17

17

Media

         (2%)

       (39%)

          4%

         (2%)

       (14%)

         (1%)

          3%

         (4%)

         (1%)

         (3%)

          3%

       (48%)

       (58%)

          2%

          n/a

         (9%)

          0%

          0%

         (9%)

          n/a

         (7%)

       (48%)

       (59%)

         (8%)

          n/a

         (1%)

          0%

         (1%)

         (1%)

          n/a

          5%

       (44%)

         (3%)

        57%

          0%

          0%

          0%

         (9%)

          4%

       (44%)

         (3%)

        57%

         (1%)

          0%

          0%

          9%

          2%

        43%

          6%

        45%

          0%

          0%

          0%

         (7%)

          1%

        38%

          4%

        39%

         (1%)

         (5%)

         (2%)

          1%

SUPPLEMENTARY

INTERIM RESULTS  JULY 2005

PBT / basic EPS from continuing operations

       Impairments and amortisation of business combination
       intangibles

       (Profit) / loss on disposals

       Fair value movements

Profit / basic EPS from continuing operations before
taxation, impairments & amortisation of business
combination intangibles, fair value movements and
profits/(losses) on disposals

       Adjusted tax charge / Tax effect

       Adjusted tax rate / Average number of shares

Profit / basic EPS from continuing operations before
impairments & amortisation of business combination
intangibles, fair value movements and profits/(losses) on
disposals

3) Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, fair value movements and profits/(losses) from disposals

H1 2005

H1 2004

H1 2005

H1 2004

EPS

PBT £m

         147

             9

          (42)

             5

         119

          (26)

        22%

           93

4) Reconciliation of Reuters adjusted tax charge to reported tax charge

H1 2005

£m

Adjusted tax charge

       Tax on fair value movements

       Tax on amortisation of intangibles

       Tax on disposals

       Tax benefit of impairments

Reported tax charge

          (26)

            (3)

             1

              -

              -

          (28)

         300

             7

        (202)

              -

         105

          (21)

        20%

           84

        8.5p

        0.7p

       (3.0p)

        0.4p

        6.6p

        0.1p

   1,405m

        6.7p

      20.0p

        0.5p

     (14.4p)

              -

        6.1p

        0.0p

   1,398m

        6.1p

H1 2004

          (21)

              -

              -

            (1)

             2

          (20)

2) Reuters – impact of currency movements on reported H1 2005 results

£m

Impact on

revenue

Impact on
trading
costs

Impact on
operating
profit

Weaker Dollar

Stronger Euro

Other currencies

Reported exchange rate movements

Change in currency mix

Total currency movements

          (17)

             6

             1

          (10)

            (1)

          (11)

             1

              -

              -

             1

             1

             2

             1

             3

              -

             4

            (1)

             3

Impact on
other operating
costs and
operating income

17

            (3)

(1)

13

(1)

12

SUPPLEMENTARY

INTERIM RESULTS  JULY 2005

5) Reuters Cash Flow Reconciliation

These tables provide a reconciliation of the non-GAAP cash flow measures on slides
6 & 23 to the IFRS format of the cash flow shown in the Press Release.

Reconciliation of Working capital

£m

Continuing

Discontinued

Group

Reconciliation of Taxation, Interest, Other

Continuing

Discontinued

Group

£m

£m

Group

Revaluation of net debt

Fair value movements in net debt

Other cash movements in net debt

Proceeds from issue of shares

Proceeds from exercise of Instinet share options

Interim funding repayment

Net repayment of funds from BTC

Other

           23

            (5)

             8

             6

              -

           18

             4

           54

Reconciliation of Other

           28

              -

              -

              -

             4

              -

            (4)

           28

           51

            (5)

             8

             6

             4

           18

              -

           82

Decrease in inventories

Decrease in receivables

Decrease in payables

Decrease in provisions

Restructuring provision

Interim funding repayment

Movement in intra-group balance

Other, principally translation differences

Working capital

   1

   3

(62)

(33)

30

(18)

    1

    4

(74)

      -

   (46)

      4

      5

      -

      -

    (1)

    (7)

  (45)

    1

(43)

(58)

(28)

  30

(18)

     -

   (3)

(119)

Dividends received from associates

Net interest (paid) / received

Taxation refunded / (paid)

Purchases of intangible assets

Other, principally translation differences

Taxation, Interest, Other

   2

(9)

15

(4)

(11)

(7)

   -

   6

(10)

   -

   -

  (4)

    2

  (3)

   5

  (4)

(11)

(11)

SUPPLEMENTARY

28

Continuing

Discontinued

Opening net (debt) / funds 1 Jan 2005

IAS39 transitional adjustments

Cash flow

Fair value movements

Other non cash movements

Exchange gains/(losses)

Closing net (debt) / funds 30 June 2005

   (181)

     (69)

      29

       (5)

        8

      23

   (195)

    550

         -

     (70)

         -

         -

      28

    508

    369

     (69)

     (41)

       (5)

        8

      51

    313

Group

Reconciliation of opening to closing net debt

Continuing

Discontinued

INTERIM RESULTS  JULY 2005

REUTERS BEYOND FAST FORWARD JULY 2005

TOM GLOCER

Reuters beyond

Fast Forward

Tom Glocer

CEO

26 July 2005

Forward-looking statements

This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States
Private Securities Litigation Reform Act of 1995. Certain
important factors that could cause actual results to differ
materially from those disclosed in such forward-looking
statements are described in Reuters Annual Report and Form
20-F 2004 under the heading ‘Risk Factors’ and in Reuters
Interim Results press release dated 26 July 2005 under the
heading ‘Forward-looking statements’.

Copies of the Annual Report and Form 20-F 2004 and Interim
Results press release are available on request from Reuters
Group PLC, South Colonnade, Canary Wharf, London E14 5EP.

Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

TOM GLOCER

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

1

Our plan for Reuters

Strengthen

it

Fix

it

2

TOM GLOCER

•

More competitive

–

Market share

stabilised

in 2004

•

Less complex

–

Portfolio disposals have created a more coherent

core business

•

More service driven

–

Customer satisfaction improvement

•

More efficient

–

£

440 million cost savings in 2006

Fast Forward will deliver as planned

Fix

it

REUTERS BEYOND FAST FORWARD JULY 2005

* Trading profit is the non-GAAP measure now used by Reuters to give a clear picture of the operating performance of the business. It is defined as IFRS operating profit from continuing operations before Fast Forward and acquisition related restructuring, impairments and amortisation of intangibles acquired via business combinations, fair value movements and disposal profit/losses on subsidiaries.

3

TOM GLOCER

Scope for growth in the core

•

£

6 billion addressable market, growing at 2

-

4% p.a.

•

Key competitive advantages

–

Segmented product line

–

Unique ability to sell desktops and

datafeeds

–

Size and global reach

–

Broad, rich content set

•

Core trading margins of about 17% in 2006

•

Aspire to grow in line with core market

Strengthen

it

REUTERS BEYOND FAST FORWARD JULY 2005

4

TOM GLOCER

Research & Asset

Management

Enterprise

Media

Scope for growth in each business division

•

Build scale in Knowledge families

•

Rationalise

and grow Wealth Management

•

Build scale in Reference Data and Risk

•

Roll

-

out of RMDS, Direct Feeds

•

Enhance news agency business

•

Build and

monetise

new audiences

Sales & Trading

•

Expand Xtra and Trader franchises

•

Telerate integration

Strengthen

it

REUTERS BEYOND FAST FORWARD JULY 2005

5

TOM GLOCER

Opportunities for further transformation

•

Faster time to

market

•

Better quality

•

More resilient

network

•

Better service

•

Data centre

rationalisation

•

Development

transformation

•

Improved content

management

•

Improved customer

admin. and service

Strengthen

it

REUTERS BEYOND FAST FORWARD JULY 2005

6

TOM GLOCER

Core

Plus

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

7

TOM GLOCER

Customer perspectives

•

Trading is moving electronic

•

Research departments will pay for new insights

•

Machines as well as human beings

•

Expansion into emerging markets

•

Higher margins in emerging asset classes

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

8

TOM GLOCER

Selection criteria

•

Ambitious and motivating

•

Executable at acceptable risk

•

Meets key financial conditions

–

Sustains core profitability

–

Harnesses operating leverage

–

Earns better returns from new investments than

our cost of capital

–

Improves capital efficiency

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

9

TOM GLOCER

Four new opportunities

Traditional end

-

user

market

£

6 billion

1.

Electronic trading

2.

High value content

3.

New Enterprise approach

4.

New markets

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

Larger addressable market

£11 billion

10

TOM GLOCER

Electronic trading

Reuters unique advantages

•

Neutral distribution partner with broad customer

base

•

Multi

-

asset trading platform: attractive

“

one stop

shop

”

for buy

-

side

•

Open trading platform: accessible by humans and

machines

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

11

TOM GLOCER

High value content

•

New information for research departments

–

Editorial insights

–

New content sets

•

Feeds of trading

“

exhaust

”

–

High

-

quality pricing data at a premium in

over

-

the

-

counter markets

•

Tick history to back

-

test trading applications

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

12

TOM GLOCER

Reuters

Datafeed

Reuters

Network

(IDN)

Reuters

Network

Order

Management

Info Desktop

Algorithms

Proprietary

Testing Environment

Exchange

Reuters

Market Data

System

New enterprise approach

Holistic solution for algorithmic trading

Tick Capture Server

Reuters

Datafeed

Direct

Replay

Service

Reuters

Tick

History

Tick

Tick

History

History

Analytics Engine

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

13

TOM GLOCER

New markets

•

New geographies

–

India

–

China

•

New customer types

–

Individual investors

•

New asset classes

–

Emissions, weather & property derivatives

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

14

TOM GLOCER

Net reduction in trading profit from Core Plus revenue initiatives

New financial profile

Core Plus revenue

15

2005

2006

2007

2008

50

Core Plus

revenue

growth

£

m

3%

1%

20

P&L impact

REUTERS BEYOND FAST FORWARD JULY 2005

15

TOM GLOCER

New financial profile

Savings

Investment for transformation

P&L impact

2005

2006

2007

2008

2009

2010

25

70

60

15

60

150

£

m

20

REUTERS BEYOND FAST FORWARD JULY 2005

16

TOM GLOCER

Efficient capital structure

•

Focus on balance sheet efficiency

–

Committed to returning cash to shareholders

•

Balance sheet optimisation driven by:

–

Customer needs, reflected in long term commitment to

investment

-

grade credit rating

–

Flexibility to fund investment and acquisitions

•

Shareholders will benefit from:

–

Return of Instinet proceeds

–

Further return of capital announced today

–

Progressive dividend policy

•

£

1 billion return over 2 years

–

On

-

market buy

-

back programme put in place today

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

17

TOM GLOCER

Reuters beyond Fast Forward

•

Addressable market

£

11 billion from

£

6 billion

•

3% extra revenue growth in 2008

•

£

1 billion reduction in annual cost base since 2001

•

£

1 billion to be returned to shareholders

REUTERS BEYOND FAST FORWARD JULY 2005

Information
at your
fingertips
REUTERS
Your amazing world
REUTERS

REUTERS

REUTERS

18

TOM GLOCER

Reuters beyond

Fast Forward

REUTERS BEYOND FAST FORWARD JULY 2005

19

SUPPLEMENTARY

Electronic trading

Portfolio

managers

Corporates

Regional

banks

Bank

branches

Hedge

funds

Global

banks

and

brokers

Hedge

funds

Liquidity

providers

Traders

Machines

Back office

Post

-

trade

hub

Reuters

Trading

Multi

-

asset class

platform

Liquidity

providers

Traders

Machines

Back office

IDB

ICAP

Dealing

Matching

ECN

Instinet,

Archipelago

Dealing

Dealing

3000

3000

Trading

Venue

JPEX,  Autobahn,

pricing engines

Exchange

CME, CBOT,

NASDAQ,

LSE

Grow

it

REUTERS BEYOND FAST FORWARD JULY 2005

Announcement

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 389.3227 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 1,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,437,626,673.

Contact:

        Miriam McKay Reuters Investor Relations +44 20 7542 7057

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The following release replaces the Directors transaction notice issued today at 08:57 under RNS number 4100P. The change relates to Ordinary shares purchased by Niall FitzGerald, which totalled 10,000, not 20,000

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).   (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.     Name of the issuer

REUTERS GROUP PLC

2.     State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii)     DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii)     both (i) and (ii)

BOTH

3.     Name of person discharging managerial responsibilities/director

DAVID GRIGSON

LAWTON FITT

DEVIN WENIG

THOMAS GLOCER

NIALL FITZGERALD

4.     State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS ABOVE

5.     Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL INTEREST

6.     Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 25P SHARES

ORDINARY 25P SHARES

AMERICAN DEPOSITARY RECEIPTS

ORDINARY 25P SHARES

ORDINARY 25P SHARES

7.     Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID GRIGSON

GOLDMAN SACHS

DEVIN WENIG

THOMAS GLOCER

NIALL FITZGERALD

8 State the nature of the transaction

ACQUISITION OF SHARES

9.     Number of shares, debentures or financial instruments relating to shares acquired

15,000 ORDINARY 25P SHARES

25,000 ORDINARY 25P SHARES

2,000 AMERICAN DEPOSITARY RECEIPTS

20,000 ORDINARY 25P SHARES

10,000 ORDINARY 25P SHARES

10.     Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

LESS THAN 1%

11.     Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12.     Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13.     Price per share or value of transaction

388 PENCE PER SHARE

387 PENCE PER SHARE

$40.84 PER ADR

389 PENCE PER SHARE

390 PENCE PER SHARE

14.     Date and place of transaction

LONDON 27 JULY 2005

NEW YORK 27 JULY 2005

NEW YORK 27 JULY 2005

LONDON 27 JULY 2005

LONDON 27 JULY 2005

15.     Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

63,430 ORDINARY SHARES, 1,285,636 OPTIONS (ORDINARY SHARES) AND 626,967 LONG TERM INCENTIVE PLAN (ORDINARY SHARES) – LESS THAN 1%

25,000 ORDINARY SHARES – LESS THAN 1%

90,354 ORDINARY SHARES, 1,207,046 OPTIONS (ORDINARY SHARES) AND 624,003 LONG TERM INCENTIVE PLAN (ORDINARY SHARES) – LESS THAN 1%

372,145 ORDINARY SHARES, 6,473,970 OPTIONS (ORDINARY SHARES) AND 3,102,024 LONG TERM INCENTIVE PLAN (ORDINARY SHARES) – LESS THAN 1%

40,000 ORDINARY SHARES – LESS THAN 1%

16.     Date issuer informed of transaction

27 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18.     Period during which or date on which it can be exercised

N/A

19.     Total amount paid (if any) for grant of the option

N/A

20.     Description of shares or debentures involved (class and number)

N/A

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.     Total number of shares or debentures over which options held following notification

N/A

23.     Any additional information

NONE

24.     Name of contact and telephone number for queries

ELIZABETH MACLEAN – 020 7542 6706

Name and signature of duly authorised officer of issuer responsible for making notification

ELIZABETH MACLEAN

Date of notification

28 JULY 2005

END</BODY>